Exhibit 99.2
Third quarter report 2010

President and CEO Gisèle Marchand 3 Financial highlights 4 Highlights 5 Export lending 6 Local government lending 6 Securities 6 Funding 7 Results 7 Balance sheet 8 Condensed statement of comprehensive income 9 Condensed balance sheet 10 Condensed statement of changes in equity 11 Condensed cash flow statement 12 Notes to the condensed financial statements 13

President and CEO Gisèle Marchand Exploring new market opportunities Since 2008, Eksportfinans has developed strong relations with the Brazilian oil industry and has recently entered into loan agreements with a number of key players in the Brazilian market, such as Petrobras, OSX, Odebrecht and Etesco. In September, Eksportfinans arranged a seminar in Rio de Janeiro on the subject of export financing and the different solutions Eksportfinans offers. Brazil is viewed by many to be the future most important market for the Norwegian offshore and export industry. Renewable energy and climate change technologies have become a booming sector worldwide: Global project investments have more than quadrupled since 2004. Europe has been a driving force behind this rapid growth —a trend that is being further asserted through the European Union’s Renewable Energy Directive, which aims for a 20% share of energy from renewable sources by 2020, up from from 8.5 percent in 2005. Elsewhere, too, green industries are now seeing rapid growth, particularly in China. The involvement of Norwegian companies in these sectors is limited but growing. As part of Eksportfinans’ business strategy, we are offering long-term financing to renewable energy projects and companies. Eksportfinans has recently participated in the financing of seven solar farms in the Czech Republic through the Norwegian developer Scatec Solar. Signs of improvement for the Norwegian maritime industry The market for ships built at Norwegian shipyards is far from its record levels before the financial crisis. However, the market improved during the first nine months of 2010, with new shipyard contracts of approximately NOK 10 billion compared to NOK 3 billion for the whole of 2009. Also within maritime equipment and the oil and gas sector, the Norwegian export industry was awarded substantial new contracts in recent months. Eksportfinans has been requested to finance a large part of the new contracts placed with Norwegian shipyards. Current market situation The structural economic difficulties in some of the European countries are still causing concerns in the international market place. Eksportfinans has only indirectly and to a limited degree been affected by the situation in Southern Europe. Eksportfinans has no exposure to Greece and a limited exposure to Spain, Italy and Portugal. This exposure is covered by the Portfolio Hedge Agreement (PHA — see note 14) with the owners. The high income from liquidity placements in the first nine months of 2010 is mainly related to the relatively high credit spreads in the international capital markets. Eksportfinans expects this situation to be temporary. Gisèle Marchand President and CEO Third quarter report 2010 3

Unaudited

Financial highlights

All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale in the second quarter of 2009, been consolidated in the financial statements of the Eksportfinans Group.

Figures for interim periods are unaudited.

	Third quarter		First nine months	
(NOK million)	2010	2009	2010	2009
Net interest income	401	413	1,095	1,093
Profit/(loss) for the period from continuing operations	1	(1,453)	177	(1,370)
Total comprehensive income for the period	1	(1,453)	177	(1,029)
Return on equity [1)*]	0.1 %	(88.5 %)	4.8 %	(21.6 %)
Net return on average assets and liabilities [2)*]	0.66 %	0.68 %	0.62 %	0.55 %
Net operating expenses/average assets [3)*]	0.08 %	0.06 %	0.07 %	0.06 %
Total assets	232,218	234,334	232,218	234,334
Loans outstanding [4)]	120,579	123,477	120,579	123,477
New loans disbursed **	5,946	9,439	21,237	66,514
New bond debt issued	14,367	10,520	56,219	43,438
Public sector borrowers/guarantors [5)]	32.9 %	24.2 %	32.9 %	24.2 %
Capital adequacy	14.4 %	13.5 %	14.4 %	13.5 %
Exchange rate NOK/USD [6)]	5.8382	5.7775	5.8382	5.7775

*) Quarterly figures are annualized.
**) Of NOK 66.5 billion in first nine months of 2009, NOK 45.2 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.

Definitions

1. Return on equity: Total annualized comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends.
2. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets (average of opening and closing balance).
4. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying unaudited financial statements.
5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
6. Exchange rate at balance sheet date.

Third quarter report 2010 4

Highlights Third quarter 2010 Eksportfinans had a total comprehensive income of NOK 1 million in the third quarter of 2010. Eksportfinans booked unrealized losses on its own debt due to a decrease in credit spreads in the period. The comparative total comprehensive income was negative NOK 1,453 million in the third quarter of 2009. The decrease in the credit spreads were then significantly higher, leading to correspondingly higher unrealized losses. Net interest income was NOK 401 million in the third quarter of 2010, compared to NOK 413 million in the corresponding period in 2009. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 233 million for the third quarter of 2010, compared to NOK 280 million for the third quarter of 2009. The reduction was mainly due to a reduction in net realized gains/losses in the third quarter of 2010 (see note 2 and 16 to the accompanying financial statements) related to termination of swap agreements. First nine months 2010 The underlying business operations showed continued good performance in the first nine months of 2010. Net interest income was NOK 1,095 million in the first nine months of 2010, compared to NOK 1,093 million in the same period in 2009. In the third quarter, credit spreads declined and led to a reduction in the unrealized losses on loans and receivables booked through the first nine months of 2010. These unrealized losses on loans and receivables amounted to NOK 130 million (net of derivatives) in the first nine months of 2010 (see note 16 to the accompanying financial statements). In comparison, in the first nine months of 2009 the Company experienced an urealized gain of NOK 10 million (net of derivatives). The first nine months of 2010 showed an unrealized loss on Eksportfinans’ own debt of NOK 534 million (net of derivatives), compared to an unrealized loss of NOK 2,938 million (net of derivatives) for the first nine months of 2009 (see note 16 to the accompanying financial statements). This unrealized loss on own debt does not in any material way affect the core capital of the Company. The unrealized gain on own debt (net of derivatives) accumulated in the balance sheet, was NOK 1.3 billion at September 30, 2010. These remaining unrealized gains will be reversed as unrealized losses in future periods. Total comprehensive income in the first nine months 2010 was positive NOK 177 million, compared to negative NOK 1,029 million in the same period in 2009. The reason for this change is mainly due to change in Net other operating income — see further explanation on page 7. Net profit excluding unrealized gains and losses (as explained below under the section “Results”) was NOK 648 million in the first nine months of 2010, compared to NOK 803 million in the corresponding period in 2009. The core capital adequacy ratio at September 30, 2010 was 10.3 percent, compared with 9.8 percent at September 30, 2009 and 9.7 percent at December 31, 2009. Total assets amounted to NOK 232.2 billion at September 30, 2010, compared to NOK 234.3 billion at September 30, 2009 and NOK 225.3 billion at December 31, 2009. The slight increase since year end is mainly due to foreign exchange rate effects and large disbursements of export lending. The first nine months of 2010 saw continued interest from investors for Eksportfinans’ debt globally. The Company issued private placements on a continuous basis while issuing its second Global USD benchmark of the year in September. Eksportfinans experienced an increased demand for general financing of Norwegian companies with international activities in the first nine months of 2010. This was due to competitive lending terms from Eksportfinans and a general increase in demand for financing from Norwegian corporations. In April, the No rwegian Government launched its support program for Norwegian shipyards. The Government support program includes several efforts of support, of which two in particular relate to Eksportfinans. First, the required Norwegian content in projects financed with Government supported export credits is Third quarter report 2010 5 reduced from 50 to 30 percent. Second, the Government opens up for projects where national interest can be considered. The definition of national interest in this respect was decided in September and entails that Eksportfinans is able to finance export transactions where a minimum of 30 percent delivery comes from a company abroad where a Norwegian company has controlling interests. Eksportfinans is currently part to two law suits. See note 17 to the accompanying financial statements for further information. Export lending New disbursements were NOK 21.2 billion in the first nine months of 2010, compared to NOK 21.3 billion for the corresponding period in 2009. The nominal amount of outstanding export loans was NOK 92.7 billion at September 30, 2010, compared to NOK 81.4 billion at December 31, 2009 and NOK 78.1 billion at September 30, 2009. The increase since year end is primarily due to large disbursements, but also to foreign exchange rate effects. The high volume of new loan disbursements was mainly related to export contracts entered into in 2008 and 2009. In addition, new disbursements for general financing of Norwegian export companies have increased during 2010. New disbursements under the government-supported export financing scheme were NOK 2.4 billion at September 30, 2010, compared to NOK 9.3 billion in the corresponding period in 2009. The decrease in volume was due to the fact that borrowers preferred floating rate commercial terms instead of fixed rate government supported terms under the prevailing market conditions. The volume of Eksportfinans’ order book for new loans is still strong. The probability-adjusted order book for future disbursements was approximately NOK 30.3 billion at September 30, 2010, of which approximately NOK 26.9 billion was contract financing. By comparison, the probability-adjusted order book was NOK 30.5 billion at the end of the first nine months of 2009. Local government lending After the sale of Kommunekreditt Norge AS, Eksportfinans has provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP Kreditt AS) totaled NOK 27.9 billion at September 30, 2010, compared to NOK 40.8 billion at December 31, 2009 and NOK 45.3 billion at September 30, 2009. Securities The total securities portfolio was NOK 83.1 billion at September 30, 2010, compared to NOK 76.1 billion at December 31, 2009 and NOK 79.4 billion at September 30, 2009. The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”). The fair value of the PHA portfolio was NOK 42.5 billion at September 30, 2010, compared to NOK 52.2 billion at year-end 2009 and NOK 56 billion at September 30, 2009. The PHA portfolio is no longer actively managed by Eksportfinans and will be run off to maturity. See Note 14 to the accompanying unaudited financial statements and the most recent annual report on Form 20-F for further information about the Portfolio Hedge Agreement. The uncertainty in the international capital markets has led to relatively high credit spreads in 2010. This has also led to relatively high net interest income from the liquidity reserv e portfolio in the first nine months of 2010. Eksportfinans expects this situation to be temporary. The fair value of the liquidity reserve portfolio was NOK 40.6 billion at September 30, 2010, compared to NOK 23.9 billion at year-end 2009 and NOK 23.4 billion at September 30, 2009. Third quarter report 2010 6

Funding The first nine months of 2010 saw strong demand for Eksportfinans’ debt globally. The Company saw high interest for private placements from investors in Asia and the USA and successfully issued its second USD global benchmark of the year in September. This represents the company’s third public benchmark in 2010 after issuing in US Dollars and Japanese Yen in the first half of the year. This 5 year transaction was sold to a wide range of investors globally, with particularly strong interest from investors in the US. Total new funding through issuance of bond debt in the first nine months of 2010 amounted to NOK 56.2 billion through 591 individual trades, compared with NOK 43.4 billion and 888 trades in the same period of 2009. Results Net interest income Net interest income was NOK 1,095 million in the first nine months of 2010. This was NOK 2 million higher than the corresponding period in 2009. Interest income is slightly higher in the first nine months of 2010 due to continued high interest spreads in the period, and the fact that most of the net interest income from municipality lending in the first half-year of 2009 was included in the separate accounts of the former subsidiary Kommunekreditt Norge AS, and thus influenced the separate accounts of Eksportfinans ASA through the sales price of the subsidiary. The net return on average assets and liabilities (see financial highlights on page 4) was 0.62 percent in the first nine months of 2010, compared to 0.55 percent in the corresponding period of 2009. Net other operating income In the first nine months of 2010, net other operating income was negative NOK 710 million compared to negative NOK 2,861 million in the first nine months of 2009. Volatility in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In the first nine months of 2010, unrealized gains on Eksportfinans’ own debt amounted to NOK 1,780 million (see note 2 to the accompanying financial statements). Net of derivatives, this amount is an unrealized loss of NOK 534 million (see note 16 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.3 billion as of September 30, 2010. These unrealized gains on own debt will be reversed as unrealized losses in future periods following credit spread tightening and running of time. The capital adequacy will not be affected by this effect in any material way. In addition to net unrealized losses on Eksportfinans’ own debt of NOK 534 million (net of derivatives), net other operating income in the first nine months of 2010 included an unrealized loss on loans and receivables, net of derivatives, of NOK 130 million (gain of NOK 10 million in the first nine months of 2009), an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 94 million (gain of NOK 1,469 million in the first nine months of 2009) and an unrealized loss of NOK 51 million on the Portfolio Hedge Agreement itself (loss of NOK 1,399 million in the first nine months of 2009). See note 2 and 16 to the accompanying financial statements for the breakdown of these line items. Total operating expenses Total operating expenses amounted to NOK 139 million for the first nine months of 2010, an increase of NOK 4 million from the end of the first nine months in 2009. The cost base is stable. The key ratio of Net operating e xpenses in relation to average assets was 0.07 percent for the first nine months of 2010, up from 0.06 percent for the same period in 2009. Profit/(loss) for the period Total comprehensive income for the first nine months of 2010 was positive NOK 177 million, compared to negative NOK 1,029 million for the same period in 2009. Return on equity was 4.8 percent for the first nine months of 2010, compared to negative 21.6 percent for the same period in 2009. Third quarter report 2010 7

Profit from continuing operations was positive NOK 177 million for the period ending September 30, 2010, compared to negative NOK 1,370 million for the same period in 2009. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table on page 8. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt. Profit excluding unrealized gains and losses amounted to NOK 648 million for the first nine months of 2010. This was a decrease of NOK 155 million compared to the same period of 2009. The reduction was mainly due to a reduction in net realized gains/losses in the second and third quarter of 2010 (see note 2 and 16 to the accompanying financial statements) related to termination of swap agreements and last year’s recognized gains related to Icelandic banks (see table below). Third First quarter nine months (NOK million) 2010 2009 2010 2009 Comprehensive income for the period in accordance with IFRS 1 (1,453) 177 (1,029) Loss/(profit) for the period from discontinued operations 0 0 0 (341) Net unrealized losses/(gains) 326 2,411 655 2,926 Unrealized gains/(losses) related to the Icelandic bank exposure included above 1) (4) 4 0 92 Tax-effect 2) (90) (674) (183) (845) Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 233 280 648 803 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 17.9% 23.6% 17.3% 23.5% 1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2010) 2) 28 percent of the unrealized items above Balance sheet Total assets amounted to NOK 232.2 billion at September 30, 2010, compared to NOK 225.3 billion at year-end 2009 and NOK 234.3 billion at September 30, 2009. Debt incurred by issuing commercial paper and bonds was NOK 198.1 billion at September 30, 2010. The corresponding figure at December 31, 2009 was NOK 197.6 billion and NOK 200.1 billion at September 30, 2009. The capital adequacy ratio was 14.4 percent at September 30, 2010, compared to 13.3 percent at December 31, 2009 and 13.5 percent at September 30, 2009. The core capital adequacy ratio was 10.3 percent at September 30, 2010, compared to 9.7 percent at December 31, 2009 and 9.8 percent at September 30, 2009. From year-end 2009, there has been a decrease in risk-weighted assets mainly due to the repayment of the KLP exposure. Oslo, November 11, 2010 EKSPORTFINANS ASA The Board of Directors Third quarter report 2010 8

Condensed statement of comprehensive income (Eksportfinans ASA) Figures for interim periods are unaudited. Third quarter First nine months (NOK million) 2010 2009 2010 2009 Note Interest and related income 1,517 1,562 4,367 5,803 Interest and related expenses 1,116 1,149 3,272 4,710 Net interest income 401 413 1,095 1,093 Commissions and income related to banking services 0 0 1 1 Commissions and expenses related to banking services 2 2 5 6 Net gains/(losses) on financial instruments at fair value (358) (2,395) (711) (2,867) 2 Other income 2 3 5 11 Net other operating income (358) (2,394) (710) (2,861) Total operating income 43 (1,981) 385 (1,768) Salaries and other administrative expenses 34 30 113 110 Depreciation 5 5 17 14 Other expenses 3 2 9 11 Impairment charges on loans at amortized cost 0 0 0 0 Total operating expenses 42 37 139 135 Pre-tax operating profit/(loss) 1 (2,018) 246 (1,903) Taxes 0 (565) 69 (533) Profit/(loss) for the period from continuing operations 1 (1,453) 177 (1,370) Profit/(loss) for the period from discontinued operations — - — 341 15 Other comprehensive income 0 0 0 0 Total comprehensive income 1 (1,453) 177 (1,029) The accompanying notes are an integral part of these condensed interim financial statements. Third quarter report 2010 9

Condensed balance sheet
(Eksportfinans ASA)

Figures for interim periods are unaudited.

(NOK million)	30.09.10	31.12.09	30.09.09	Note
Loans and receivables due from credit institutions	46,642	64,126	68,035	4, 6, 7
Loans and receivables due from customers	78,471	66,677	63,866	5, 6, 7
Securities	83,076	76,090	79,396	8
Financial derivatives	14,658	14,344	13,673	
Deferred tax asset	29	0	0	
Intangible assets	21	26	25	
Fixed assets and investment property	207	208	209	9
Other assets	9,114	3,783	9,130	10
Total assets	**232,218**	**225,254**	**234,334**	
Deposits by credit institutions	42	38	35	
Borrowings through the issue of securities	198,132	197,634	200,050	11
Financial derivatives	19,492	14,810	22,057	
Taxes payable	254	73	341	
Deferred tax liabilities	0	157	193	
Other liabilities	7,234	5,124	3,806	12
Accrued expenses and provisions	99	89	90	
Subordinated debt	1,655	1,502	1,530	
Capital contribution securities	426	419	391	
Total liabilities	**227,334**	**219,846**	**228,493**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	403	403	3,104	
Other equity	1,357	2,057	818	
Comprehensive income for the period	177	0	(1,029)	
Total shareholders' equity	**4,884**	**5,408**	**5,841**	
Total liabilities and shareholders' equity	**232,218**	**225,254**	**234,334**	

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2010 10

Condensed statement of changes in equity (Eksportfinans ASA)

Figures for interim periods are unaudited.

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealized gains [1, 2]	Other equity [2]	Comprehensive income [2]	Total equity
Equity at January 1, 2009	2,771	177	3,104	818	0	6,870
Total comprehensive income for the period	0	0	0	0	(1,029)	(1,029)
Equity at September 30, 2009	**2,771**	**177**	**3,104**	**818**	**(1,029)**	**5,841**
Equity at January 1, 2010	2,771	177	403	2,057	0	5,408
Total comprehensive income for the period	0	0	0	0	177	177
Dividends paid	0	0	0	(700)	0	(700)
Equity at September 30, 2010	**2,771**	**177**	**403**	**1,357**	**177**	**4,884**

1) Restricted equity that cannot be paid out to the owners without a resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2010, show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 337 million and increased other equity by NOK 514 million. The closing balances would have been NOK 66 million for the reserve for unrealized gains, and NOK 1,871 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2010 11

Condensed cash flow statement (Eksportfinans ASA) Figures for interim periods are unaudited. First nine months (NOK million) 2010 2009 Pre-tax operating profit from continuing operations 246 (1,903) Provided by operating activities: Accrual of contribution from the Norwegian government (708) (271) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 656 2,708 Realized losses on financial instruments at fair value through profit or loss [non-cash item] 82 0 Depreciation 17 14 Disbursement of loans 1) (21,237) (66,514) Principal collected on loans 2) 21,811 75,319 Purchase of financial investments (trading) (42,062) (33,709) Proceeds from sale or redemption of financial investments (trading) 28,113 41,672 Contribution paid by the Norwegian government 332 152 Taxes paid (74) (94) Changes in: Accrued interest receivable 1,466 120 Other receivables (4,954) 1,326 Accrued expenses and other liabilities 392 (3,355) Net cash generated from/(used in) operating activities (15,920) 15,465 Purchase of financial investments (3,817) (842) Proceeds from sale or redemption of financial investments 13,055 4,876 Net cash flow from financial derivatives 10,762 (9,567) Purchases of fixed assets (12) (5) Net cash generated from/(used in) investing activities 19,988 (5,538) Change in debt to credit institutions 3 (234) Proceeds from issuance of commercial paper debt 243,448 194,284 Repayments of commercial paper debt (239,334) (184,320) Proceeds from issuance of bond debt 56,219 43,438 Principal payments on bond debt (65,409) (64,768) Dividends paid (700) 0 Net cash generated from/(used in) financing activities (5,773) (11,600) Net change in cash and cash equivalents 3) (1,705) (1,673) Cash and cash equivalents at beginning of period 4,523 6,667 Effect of exchange rates on cash and cash equivalents (4) (873) Net change in cash and cash equivalents from discontinued operations 4) 0 859 Cash and cash equivalents 3) at end of period 2,814 4,980 1) Of NOK 66.5 billion in the first nine months of 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary. 2) Of NOK 75.3 billion in the first nine months of 2009, NOK 44.5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary. 3) Cash equivalents are defined as bank deposit with maturity of less than 3 months. 4) Cash flows from discontinued operations for 2009 are related to investing activities, as they represent the net cash flow effect from losing control of the subsidiary. The accompanying notes are an integral part of these condensed interim financial statements. Third quarter report 2010 12

Notes to the condensed interim financial statements

1. Accounting principles

Eksportfinans' first nine months condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as in Eksportfinans' annual financial statements of 2009, as approved for issue by the Board of Directors on March 2, 2010. These policies have been consistently applied to all the periods presented.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2010	2009	2010	2009
Securities	2	0	11	1
Financial derivatives	(44)	(14)	(127)	(51)
Foreign currencies	(1)	(6)	2	(13)
Other financial instruments at fair value	11	36	58	122
Net realized gains/(losses)	(32)	16	(56)	59
Loans and receivables	116	35	(79)	(13)
Securities [1]	429	351	261	1,377
Financial derivatives [2] [3]	3,196	(2,688)	(2,614)	(11,487)
Commercial paper debt [3]	(3)	22	2	74
Bond debt [3]	(4,071)	(76)	1,792	7,065
Subordinated debt and capital contribution securities [3]	3	(29)	(14)	129
Foreign currencies	5	(25)	8	(84)
Other	(1)	(1)	(11)	13
Net unrealized gains/(losses)	(326)	(2,411)	(655)	(2,926)
Net realized and unrealized gains/(losses)	(358)	(2,395)	(711)	(2,867)

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2010	2009	2010	2009
Securities held for trading	329	184	77	741
Securities designated as at fair value at initial recognition	100	167	184	636
Total	429	351	261	1,377

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 51 million as of September 30, 2010 and a loss of NOK 1,399 million as of September 30, 2009.

3) In the first nine months of 2010, Eksportfinans had an unrealized gain of NOK 1,780 million (NOK 7,268 million in the first nine months of 2009) on its own debt.

See note 16 for a presentation of the above table through the eyes of management.

Third quarter report 2010 13

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

(NOK million)	30.09.2010		31.12.2009		30.09.2009	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	232,218	34,556	225,254	35,964	234,334	38,251
Off-balance sheet items		490		465		446
Operational risk		2,689		2,689		401
Total currency risk		92		162		124
Total risk-weighted value		37,827		39,280		39,222

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.09.2010		31.12.2009		30.09.2009	
Core capital [1]	3,907	10.3 %	3,819	9.7 %	3,859	9.8 %
Additional capital [2]	1,535	4.1 %	1,418	3.6 %	1,448	3.7 %
Total regulatory capital	5,442	14.4 %	5,237	13.3 %	5,307	13.5 %

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans and receivables due from credit institutions

(NOK million)	30.09.10	31.12.09	30.09.09
Cash and cash equivalents [1]	2,814	4,524	4,980
Other bank deposits and claims on banks	1,415	3,680	3,042
Loan to KLP Kreditt AS (also included in note 6)	17,176	30,058	34,352
Loans to other credit institutions, nominal amount (also included in note 6) [2]	25,784	26,325	26,062
Accrued interest and adjustment to fair value on loans	(547)	(461)	(401)
Total	46,642	64,126	68,035

1) Cash equivalents are defined as bank deposit with maturity less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

5. Loans to customers

(NOK million)	30.09.10	31.12.09	30.09.09
Loans due from customers, nominal amount (also included in note 6)	77,619	65,819	63,063
Accrued interest and adjustment to fair value on loans	852	858	803
Total	78,471	66,677	63,866

Third quarter report 2010 14

6. Total loans Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 30.09.10 31.12.09 30.09.09 Loan to KLP Kreditt AS 17,176 30,058 34,352 Loans due from other credit institutions 25,784 26,325 26,062 Loans due from credit institutions 42,960 56,383 60,414 Loans due from customers 77,619 65,819 63,063 Total nominal amount 120,579 122,202 123,477 Commercial loans 83,284 83,374 86,628 Government-supported loans 37,295 38,828 36,849 Total nominal amount 120,579 122,202 123,477 Capital goods 30,959 28,347 28,522 Ships 43,769 36,376 32,303 Export-related and international activities *) 17,949 16,652 17,315 Direct loans to Norwegian local government sector 5,734 5,778 5,994 Loan to KLP Kreditt AS 17,176 30,058 34,352 Municipal-related loans to other credit institutions 4,943 4,943 4,943 Loans to employees 49 48 48 Total nominal amount 120,579 122,202 123,477 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 30.09.10 31.12.09 30.09.09 Banking and finance 7,449 8,260 8,392 Real estate management 5,190 5,237 5,263 Consumer goods 3,895 3,052 3,083 Renewable energy 1,100 0 0 Aviation and shipping 263 40 83 Oil and gas 23 25 430 Aluminum, chemicals and minerals 3 8 9 Engineering and construction 1 1 25 Other categories 25 29 30 Total nominal amount 17,949 16,652 17,315 Third quarter report 2010 15

7. Loans past due or impaired

(NOK million)	30.09.10	31.12.09	30.09.09
Interest and principal installment 1-30 days past due	1	5	10
Not matured principal on loans with payments 1-30 days past due	1	12	46
Interest and principal installment 31-90 days past due	77	7	6
Not matured principal on loans with payments 31-90 days past due	1,142	47	20
Interest and principal installment more than 90 days past due	428	417	435
Not matured principal on loans with payments more than 90 days past due	453	58	117
Total loans that are past due	2,102	546	634
Relevant collateral or guarantees received *)	1,692	137	164
Estimated impairments on loans valued at amortized cost	0	0	0

* A total of NOK 410 million relates to exposure towards Icelandic banks as of September 30, 2010, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value' Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,692 million, the Norwegian Government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	30.09.10	31.12.09	30.09.09
Trading portfolio	59,074	46,131	46,722
Other securities at fair value through profit and loss	24,002	29,959	32,674
Total	83,076	76,090	79,396

9. Fixed assets and investment property

(NOK million)	30.09.10	31.12.09	30.09.09
Buildings and land at own use	128	127	129
Investment property	71	71	72
Total building and land	199	198	201
Other fixed assets	8	10	8
Total	207	208	209

10. Other assets

(NOK million)	30.09.10	31.12.09	30.09.09
Interim account 108-Agreement	794	800	677
Cash collateral provided	8,228	2,975	8,437
Delayed payment, securities not delivered from our custodian	72	0	1
Other	20	8	15
Total	9,114	3,783	9,130

Third quarter report 2010 16

11. Borrowings through the issue of securities

(NOK million)	30.09.10	31.12.09	30.09.09
Commercial paper debt	23,376	19,074	38,303
Bond debt	190,663	191,153	178,289
Accrued interest and adjustment to fair value on debt	(15,907)	(12,593)	(16,542)
Total	198,132	197,634	200,050

12. Other liabilities

(NOK million)	30.09.10	31.12.09	30.09.09
Grants to mixed credits	315	309	322
Cash collateral received	6,810	4,786	3,428
Delayed payment, securities not delivered to our custodian	0	0	10
Other short-term liabilities	109	29	46
Total	7,234	5,124	3,806

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.
The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2010	2009	2010	2009 [5]	2010	2009
Net interest income [1]	539	462	154	139	402	492
Commissions and income related to banking services [2]	1	1	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(0)	92	0	0	(35)	(44)
Other income/(expenses) [2]						
Income/expenses divided by volume [4]	(9)	40	(4)	23	(8)	45
Net other operating income	(8)	133	(4)	23	(43)	1
Total net income	531	595	150	162	359	493
Total operating expenses	81	73	19	22	39	40
Pre-tax operating profit/(loss)	449	522	131	140	320	453
Taxes	126	146	37	39	89	127
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	323	376	94	101	231	326

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expenses) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009 and 2010, this mainly consists of realized gains on repurchase of Eksportfinans' own debt.
5) The comparative figures related to municipal lending for 2009 do not include discontinued operations.

Third quarter report 2010 17

Reconciliation of segment profit measure to total comprehensive income

(NOK million)	2010	2009
Export lending	323	376
Municipal lending	94	101
Securities	231	326
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	648	803
Profit/(loss) for the period from discontinued operations	0	341
Net unrealized gains/(losses)	(655)	(2,926)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	0	(92)
Tax effect [2]	184	845
Total comprehensive income	**177**	**(1,029)**

1) Reversal of previously recognized loss.
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2009	10,034	3,911	2,074	19,252	1,679
Change in the period	(1,286)	(1,007)	(610)	2,757	(939)
Balance Sept. 30, 2009	8,748	2,904	1,464	22,009	740
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	514	258	(536)	(314)	(61)
Balance Sept. 30, 2010	9,740	2,327	654	21,501	553

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

All transactions with related parties are made on market terms.

In addition to the transactions reflected in the above table, in 2008, Eksportfinans' three major owner banks extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility had a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009 and in the second quarter of 2010. In 2010 the line was reduced to USD 2 billion. Eksportfinans has not yet utilized this credit facility.

Third quarter report 2010 18

15. Effects on profit and equity from sale of Kommunekreditt

Decomposition of net gain from sale of group companies

(NOK million)	Profit/(loss) first nine months 2009
Proceeds from sale of Kommunekreditt Norge AS	870
Book value of investment in parent company financial statements of Eksportfinans ASA [1]	(518)
Expenses related to sale of Kommunekreditt Norge AS	(11)
Net gain from sale of group companies	**341**

1) Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA.

16. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized effects on financial instruments, showing separately the effects from financial derivatives. When presented to the Company's management and Board of Directors, the presentation is prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

	Third quarter		First nine months	
(NOK million)	2010	2009	2010	2009
Securities	(13)	(15)	(34)	(44)
Foreign currencies	(1)	(6)	2	(13)
Other financial instruments at fair value	(18)	37	(24)	116
Net realized gains/(losses)	(32)	16	(56)	59
Loans and receivables	152	62	(130)	10
Securities	(13)	9	70	73
Commercial paper debt [1] [2]	(3)	19	3	68
Bond debt [1] [2]	(404)	(2,410)	(525)	(3,064)
Subordinated debt and capital contribution securities [1] [2]	(17)	(64)	(12)	58
Foreign currencies	5	(25)	8	(84)
Other [1]	(4)	(1)	(11)	6
Net unrealized gains/(losses)	(284)	(2,410)	(597)	(2,933)
Financial derivatives related to the 108 agreement [3]	(42)	(1)	(58)	7
Net realized and unrealized gains/(losses)	(358)	(2,395)	(711)	(2,867)

1) Accumulated net gain on own debt is NOK 1.3 billion as of September 30, 2010, compared to NOK 1.8 billion as of December 31, 2009, and NOK 2,7 billion as of September 30, 2009.
2) In the first nine months of 2010, Eksportfinans had an unrealized loss of NOK 534 million (NOK 2,938 million in the first nine months of 2009) on its own debt, net of derivatives.
3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Third quarter report 2010 19

17. Contingencies and events after the balance sheet date A putative class action lawsuit was commenced in July this year against Eksportfinans relating to certain securities sold pursuant to the US MTN program seeking unspecified damages and attorney’s fees. Eksportfinans received notice from the United States District Court for the Southern District of New York dated September 21, 2010 that pursuant to Federal rule of Civil procedure 41(a) the Plaintiff had voluntarily dismissed the action without prejudice. One of Eksportfinans’ borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the said agreement Eksportfinans made certain representations that among others include (a) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (b) the list and characterization of borrowers as part of the due diligence process was correct in all material respect. KLP and the Norwegian bank disagree over the bank’s right to adjust the fee for the guarantee and has summoned the bank for the amount of approximately NOK 71 million. With reference to the representation related to the guarantee provided by the Norwegian bank to Kommunekreditt KLP threatened to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP has commenced a lawsuit against Eksportfinans alleging among other things that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. With reference to the representations related to the list and characterization of borrowers, KLP asserts to have discovered after the closing of the sale that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim. Third quarter report 2010 20